March 31, 2008

Mark D. Funston
Executive Vice President and
Chief Financial Officer
HLTH Corporation
669 River Drive, Center 2
Elmwood Park, NJ 07407-1361

      Re: HLTH Corporation
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 29, 2008
             File No. 000-24975

Dear Mr. Funston:

      We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

1.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g., revenue, sales, marketing, general and administrative). For instance, for the years ended 2007 and 2006, you disclose that for WebMD, revenues increased by 33.4% primarily due to higher advertising and sponsorship revenue as well as to the acquisitions of eMedicine

and Medsite, and WHC's licensing revenue, although it is not clear how each of these factors contributed to the change. Similarly, you state with regard to ViPS, that revenues increased due to higher revenue from professional consulting services, license revenue and support and maintenance revenue as well as decision-support software without quantifying each contributing factor. Tell us how you considered the guidance pursuant to Section III. D of SEC Release 33-6835 with regard to providing a materially complete discussion of, and quantifying, the factors affecting changes in the company's performance from year to year.

2.   Please tell us what consideration you gave to including a discussion of the underlying business conditions from period to period that led management to undertake the various business strategies described, such as asset sales, acquisitions, the WHC merger and anticipated divestitures, and how those conditions affected your business activities as well as your results. The material transactions or developments that affected your results should be discussed in specific terms. For example, a discussion of the contributing factors that led to management's decisions to sell assets and acquire businesses and the impact of those sales and acquisitions on the results of operations would be appropriate. Moreover, to the extent it represents trend information, what appears to be an attempt to refocus the business on the WebMD segment should also be discussed.

3.   We note that the revenues for each segment increased, offsetting the decrease from the 2006 EBS. We note further that you have not provided information concerning the pricing environment for the products and services sold. Tell us what consideration you gave to discussing the extent to which material changes in revenue were due to an increase in volume versus an increase in prices. See Item 303(a)(3)(iii) of Regulation S-K.

Note 1. Summary of Significant Accounting Policies

Revenue

Recognition, page F-16

4.   We note on page 10 that WebMD's contracts often include guarantees with respect to the number of users that visit a client sponsored area. Clarify the terms of these arrangements including whether the guarantees are based on monthly or yearly visits and how this affects your revenue recognition policy. In this regard, if the minimum number of users that visit a client sponsored area is not met for the guarantee period, clarify whether you may be required to compensate your customers for the shortfall. Please advise.

5.   We also note on page 11 your agreement with Yahoo! in which WebMD will
        share revenues with Yahoo! based on the amounts received from Yahoo! from
        advertisers for sponsored search results that appear on The WebMD Health
        Network. Clarify whether you are recording revenue related to this agreement on
        a gross or net basis. In your response, tell us how you considered each of the
        factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue
        recognition policy for this arrangement.

Note 23. Subsequent Events

Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans,
page F-61

6.   You disclose that in mid-February 2008, auctions for your auction rate security
        investments backed by student loans failed and that liquidity will be limited until
        there is a successful auction or until other markets for these investments develop.
        We also note that you are in the process of evaluating the extent of any
        impairment in these investments resulting from the current lack of liquidity and
        that you were not able to quantify the amount of any impairment as of the date the
        filing of the Form 10-K. Tell us whether you have since been able to quantify the
        amount of impairment related to these securities, if any, and if so, also tell us the
        amount of the impairment and how you determined the fair value of these
        investments. If assumptions are used in determining such values, then please tell
        us whether you intend to include a discussion of such assumptions and the impact
        that changes in the assumptions/estimates could have on your financial statements
        and the effect of changes in such estimates in your critical accounting policy
        disclosure.

7.   As a result of the current lack of liquidity related to your auction rate security
        investments, tell us whether you expect to reclassify these investments as long-
        term investments in your financial statements for the first quarter of fiscal 2008.

Exhibits

8.   We note your disclosure in the risk factors section indicating that ViPS generated
        approximately 72% of its revenue from the Centers for Medicare and Medicaid
        Services in 2007. Please tell us the basis on which you concluded that neither the
        master agreement nor any task orders thereunder is required to be filed under Item
        601(b)(10) of Regulation S-K. In this regard, please confirm, if true, that the
        company is not substantially dependent on any single task order or series of similar
        task orders under the master agreement.

                                * * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief